April 26, 2012

VIA EDGAR

Rebecca A. Marquigny, Esq.

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:       Principal Life Insurance Company Separate Account B

            Principal Life Insurance Company

            Post-Effective Amendment No. 22 Under the Securities Act of 1933

            Amendment No. 155 Under the Investment Company Act of 1940

            File Nos. 333-116220 & 811-02091

Dear Ms. Marquigny:

This letter is in response to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”), which were communicated in phone conversations with Registrant on April 26, 2012, regarding Post-Effective Amendment No. 22 under the Securities Act of 1933 (“1933 Act”) and Amendment No. 155 under the Investment Company Act of 1940 to the registration statement filed on Form N-4 (the “Post-Effective Amendment”).  The Post-Effective Amendment was filed with the Commission on January 11, 2012 pursuant to Rule 485(a) under the 1933 Act.  Correspondence filings with attached blacklines of the Registration Statement were filed on April 11, 2012 and April 24, 2012. Capitalized terms have the same meanings given them in the Post-Effective Amendment.

The changes in response to the Staff comments were made by the Registrant in a post-effective amendment to the registration statement that is being filed with the Commission pursuant to Rule 485(a) under the 1933 Act and being filed with this correspondence.  In addition, a request for acceleration is included with this filing.

                                                                        *          *          *

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing.  In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (515) 362-2384 with any questions or comments.

Sincerely,

/s/ Jeffrey M. Pierick

Jeffrey M. Pierick

Counsel - Law Department

Principal Financial Group

S-006-W86

711 High Street

Des Moines, IA  50392

Direct (515) 362-2384

FAX (866) 496-6527

pierick.jeff@principal.com

JMP/kcr

Enclosure